FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	………………………………………………,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-……………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 30, 2018	By……/s/………Eiji Shimizu……………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An Overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc. (the “Company”)

March 30, 2018

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

The Company’s corporate governance structure is described as follows under “Disclosure Based on the Principles of the Corporate Governance Code,” “Principle 3.1 Full Disclosure,” “ii) Basic Views and Guidelines on Corporate Governance,”

Reasons for Non-compliance with the Principles of the Corporate Governance Code

The Company follows all of the respective principles of the Corporate Governance Code.

Disclosure based on the Principles of the Corporate Governance Code (Revised)

Principle 1.4 Strategic Share Holdings (So-called “Cross-Shareholdings” in the Corporate Governance Code)

1.	Policy Regarding Strategic Holdings

For the mid- to long-term growth of the Company, ceaseless improvement of respective systems like development, production, and sales, is essential. It is, however, difficult to achieve all of this solely through the management resources of the Canon Group. The Company decides in some cases to hold shares of companies outside the Canon Group as part of cooperation with such companies, when it determines that such shareholding would be beneficial to strengthening of those systems.

2.	Examining the Rationale of Strategic Share Holdings

Among the strategic share holdings described above, for major ones, the Company examines the rationale of such share holdings by yearly and periodic evaluation of the significance of the holdings, the performance of the invested companies, and other aspects, and making reports to the Board of Directors.

3.	Policy Regarding the Exercise of Voting Rights Pertaining to Strategic Share Holdings

The Company decides to vote for or against a proposal of invested companies based on a standard of whether or not such proposal would contribute to the profit of all shareholders, while respecting the management policies, business strategies etc. of the invested companies.

Principle 1.7 Related Party Transactions

In accordance with laws and regulations, transactions between the Company and Directors, as well as Director’s transactions involving a conflict-of-interest with the Company should be approved by the Board of Directors based on the material facts on such transactions. And after the transaction is complete, a report is given to the Board of Directors.

Executive Officers, which are elected through resolution of the Board of Directors, are treated the same as Directors.

Principle 3.1 Full Disclosure

(i) Company Objectives (e.g., Business Principles), Business Strategies and Business Plans

1.	Corporate Philosophy

Truly global companies must foster good relations with customers and communities, as well as with governments, regions, and the environment, as part of their fulfillment of social responsibilities. The Company, under a corporate philosophy of kyosei—living and working together for the common good— will fulfill its corporate social responsibility, and will contribute to expand society, through offering superior products and services to people all over the world in order to remain an Excellent Global Corporation.

Note: The Company’s Corporate Philosophy and CSR Activity Policy are available on the Company’s official website at the addresses provided below.

http://global.canon/en/vision/philosophy.html

http://global.canon/en/csr/policy/index.html

2.	Business Strategies and Business Plans

To fulfill the Company’s social responsibility, it needs to enhance its corporate competitiveness and maintain its sound financial position. Since 1996, the Company has been implementing 5-year management phases of the Excellent Global Corporation Plan, promoting the enhancement of competition and the establishment and maintenance of a sound financial structure.

Note: The Excellent Global Corporation Plan is posted on the Company’s official website at the address provided below.

http://global.canon/en/vision/strategies.html

3.	Capital Policy

In order to steadily and continuously make necessary investment in mid- to long-term growth, the Company attaches importance to enhancing shareholders’ equity.

Furthermore, the Company strives to return profits to shareholders through a stable and active dividend, comprehensively taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors while also acquiring its own shares as necessary.

(ii) Basic Views and Guidelines on Corporate Governance

The Company is globally expanding its businesses in various business fields, including office equipment, consumer products, medical equipment, and industrial equipment, and aims to aggressively expand into new business fields in the future. In order to make prompt decisions in each business field, and make important decisions for the entire Canon Group or matters that straddle several business fields from a company-wide perspective and at the same time secure appropriate decision making and execution of operation, the Company judges the corporate governance structure below to be effective.

•	Board of Directors

While the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, in order to secure sound management, two or more Independent Outside Directors are appointed. The Board of Directors, in accordance with laws and regulations, makes important decisions and supervises the execution of duties by officers.

Except for the above, the CEO and other Representative Directors are active in decision making and execution, and under the command and supervision of the Representative Directors, Executive Officers that are elected through resolution of the Board of Directors make decisions and execute operations of each business field or function.

•	Audit & Supervisory Board

As a body which is in charge of the audit of operations, under the principles of autonomy, which is independent from the Board of Directors, the Company has full-time Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, and Independent Outside Audit & Supervisory Board Members that have extensive knowledge in specialized areas such as law, finance and accounting, and internal control. The Audit & Supervisory Board, which is composed of these individuals, cooperates with the Company’s accounting auditors and internal audit division, oversees the status of duty execution of operations and corporate assets to secure the soundness of management.

(iii) Board Policies and Procedures in Determining the Remuneration of the Senior Management and Directors.

1.	Policy

The remuneration of Representative Directors and Executive Directors consists of a basic remuneration, which is a fixed amount, paid each month, as a compensation for execution of duties required in accordance with their role, a bonus that is linked to the Company’s business performance in each business year, and a stock-type compensation stock option plan to provide an incentive to improve mid- to long-term performance and raise corporate value.

The remuneration of the Executive Officers is also in line with the above.

As for Outside Directors, remuneration is limited to the basic remuneration, which is a fixed amount, paid each month.

2.	Procedure

The Company established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors, and one Independent Outside Audit & Supervisory Board Member. The Committee examined the rationale of the remuneration system, including calculation standards of the basic remuneration and the bonus, and the granting standards of stock-type compensation stock option plan and reported to the Board of Directors that they considered such remuneration system reasonable, at the meeting of the Board of Directors held in January 2018.

The basic remuneration and bonus amount for each Director and Executive Officer is determined by the Board of Directors in accordance with calculation standards examined by the “Nomination and Remuneration Advisory Committee.”

The total amount of basic remuneration and stock-type compensation stock option plan for Directors is within the limit of the remuneration amount that is resolved by the general meeting of shareholders.

As for the bonus for Directors, the payment is fixed provided that the proposal about such payment submitted at the ordinary general meeting of shareholders is approved.

(iv) Board Policies and Procedures in the Appointment of Senior Management and the Nomination of Director and Audit & Supervisory Board Member Candidates

1.	Policy

Director and Audit & Supervisory Board Member candidates and Executive Officers are people that have the ability to fairly and accurately execute duties and, in principle, are selected from people that have met the following requirements, regardless of personal attributes such as gender, nationality, age etc.

•	Representative Directors and Executive Directors

Truly understand the corporate philosophy, code of conduct of the Company and at the same time through experience such as being an Executive Officer, be broadly familiar with the Company’s businesses and activities and make effective decisions overseeing multiple businesses and functions.

•	Independent Outside Directors

In addition to meeting the independence standards that is separately determined by the Board of Directors, have an abundance of experience and superior insight into fields such as business management, risk management, law, and economics.

•	Audit & Supervisory Board Members

Be familiar with the Company’s businesses or its management structure, or have an abundance of experience and superior insight into professional fields such as law, finance, accounting, and internal control. As for Outside Audit & Supervisory Board Members, additionally meet the independence standards that are separately determined by the Board of Directors.

•	Executive Officers

Have been highly evaluated in terms of character and ability in managerial assessment and managerial talent training programs, and also have sufficient knowledge, experience and judgment, to shoulder the responsibility of execution in specific fields, and truly understand the corporate philosophy and code of conduct of the Company.

2.	Procedure

The Company established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. At the time, Director and Audit & Supervisory Board Member candidates are nominated and Executive Officers are selected (includes the selection of the successor of chief executive officer), the CEO recommends candidates thereof from among individuals that have been recognized as having met the prescribed requirements, and the Committee checks the fairness and validity of such recommendation prior to submission to and deliberation by the Board of Directors.

Additionally, as for Audit & Supervisory Board Member candidates, prior to deliberation of the Board of Directors, consent of the Audit & Supervisory Board shall be acquired.

(v) Explanations with Respect to the Individual Appointments and Nominations

The reasons for being selected as a candidate for Director or Audit & Supervisory Board Member are stated in the reference documents for the notice of convocation of the general meeting of shareholders.

Supplementary Principles 4-1-1 Disclosure of Scope and Content of Matters Delegated to Management.

As stated in “Principle 3.1 Full Disclosure” under “(ii) Basic Views and Guidelines on Corporate Governance,” the Board of Directors in addition to matters that are required by laws and regulations or articles of incorporation (Example: As certain amount or more of assets that are acquired or disposed of), is responsible for supervising the execution of duties and at the same time making decisions on important matters involving the entire Canon Group or important matters that straddle several business fields.

Details of items that are deliberated by the Board of Directors are determined by Regulations of the Board of Directors.

As for decision-making and execution outside of this area, based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Representative Directors undertake some of them, and Executive Officers selected by resolution of the Board of Directors undertake the others under the direction and supervision of the CEO as persons in charge of a business field or function.

Principle 4.8 Effective Use of Independent Directors

As stated in Principle 3.1 “Full Disclosure” under (ii) “Basic Views and Guidelines on Corporate Governance,” while the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, in order to secure sound management, two or more Independent Directors are appointed. Currently there are a total of seven directors (five Representative Directors and two Independent Outside Directors).

Principle 4.9 Independence Standards and Qualification for Independent Directors

The Company establishes the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the board of directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of Canon Inc., taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Note: The “Independence Standards for Independent Directors/Audit and Supervisory Board Members” are available on the Company’s official website at the address provided below.

http://global.canon/en/ir/strategies/governance.html

“Independence Standards for Independent Directors/Audit and Supervisory Board Members”

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1. A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2. A major lender to Canon Group, or an executing person of such lender

3. A large shareholder of Canon Inc., or an executing person of such shareholder

4. A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization

5. A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6. A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7. An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company

8. An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

Supplementary Principle 4.11.1 Balance Between Diversity, Knowledge, and Experience etc. of the Board as a Whole

Descriptions of this are included “(ii) Basic Views and Guidelines on Corporate Governance” and “(iv) Board Policies and Procedures in the Appointment of Senior Management and Nomination of Director and Audit & Supervisory Board Member Candidates” of “Principle 3.1 Full disclosure.”

The Company considers the balance of diversity, experience, insight and expertise of the entire institution not only a Board of Directors, but also an Audit & Supervisory Board with auditing functions.

Supplementary Principle 4.11.2 The Status of Directors and Audit & Supervisory Board Members Holding Concurrent Posts

The Company discloses important concurrent posts of Directors and Audit & Supervisory Board Members along with the reasons for being selected as a candidate, in the reference documents for the notice of convocation of the general meeting of shareholders where the elections of Directors and Audit & Supervisory Board Members are proposed.

Additionally, once a year, the status of Directors and Audit & Supervisory Board Members holding of concurrent posts are checked and disclosed. As of March 30, 2018, the status of holding concurrent posts, including holding of a director or officer position in other listed companies was as follows:

Directors

Fujio Mitarai

•	Audit & Supervisory Board Member of the Yomiuri Shimbun Holdings

Kunitaro Saida

•	Audit & Supervisory Board Member of NICHIREI CORPORATION
•	Director of Sumitomo Osaka Cement Co., Ltd.
•	Director of HEIWA REAL ESTATE CO., LTD.

Note: Mr. Saida is an attorney.

Haruhiko Kato

•	President and Chief Executive Officer of Japan Securities Depository Center, Incorporated
•	Director of Toyota Motor Corporation

Audit & Supervisory Board Members

Tadashi Ohe

•	Audit & Supervisory Board Member of Marui Group Co., Ltd.
•	Director of Nissan Chemical Industries, Ltd.
•	Director of Jeco Co., Ltd.

Note: Mr. Ohe is an attorney.

Hiroshi Yoshida

•	Audit & Supervisory Board Member of INES Corporation

Supplementary Principle 4.11.3 Analyzing and Evaluating the Effectiveness of the Board of Directors

Once a year, a questionnaire survey of Directors and Audit & Supervisory Board Members on the items below is conducted. Based on the result of the questionnaire survey, analysis and evaluations regarding the effectiveness of the entire Board of Directors are carried out at the Board of Directors’ meeting.

•	As for the operation of Board of Directors (including the appropriateness of when documents are distributed, how often meetings are held, and the time spend deliberating)
•

As for the decision making and supervisory function of the Board of Directors (including the appropriateness of agenda items and agenda criteria of the Board of Directors as well as appropriateness etc. of content that is reported)

•	As for the roles of Outside Directors and Audit & Supervisory Board Members (including the necessity of training etc. regarding the understanding of company affairs and corporate structure)

As for fiscal year 2017, at the Board of Directors meeting held in February 2018, it was determined that there was no problem with the effectiveness of Board of Directors meetings due to measures for active deliberation such as prior explanations of the Board of Directors meeting agendas and the attendance on the meetings of the Corporate Strategy Committee.

In the future, yearly analysis and evaluations will be continued and an overview of the results will be disclosed. At the same time, when necessary, efforts will be made to improve the running etc. of Board of Directors meetings.

Supplementary Principle 4.14.2 Training Policy for Directors and Audit & Supervisory Board Members

For Directors and Audit & Supervisory Board Members, when assuming their positions, training is carried out with the aim of thoroughly understanding their roles and responsibilities and securing necessary or useful knowledge for them to properly fulfill their duties. Also incumbent Directors and Audit & Supervisory Board Members can, at the Company’s expense, attend training courses held inside and outside the Company.

Furthermore, Outside Directors and Outside Audit & Supervisory Board Members, to familiarize them with the Company’s business, are given opportunities, including attending important meetings such as meetings of the Corporate Strategy Committee, holding meetings with the person in charge of business divisions, and visiting operation sites as necessary.

Principle 5.1 Policy for Constructive Dialogue with Shareholders

1.	Policy

For sustainable growth and to help improve corporate value over a mid- to long-term perspective, the Company has constructive dialogue with shareholders through an ordinary general meeting of shareholders, corporate strategy conferences, financial results conferences, and interviews with major institutional investors.

2.	The Structure to Promote Dialogue

a.

Finance & accounting (Investor Relations (IR)), legal affairs, corporate communications are responsible for working together and promoting dialogue. The Executive Vice President & CFO oversees the entire structure to promote dialogue.

b.

For analysts and institutional investors, the CEO hosts a corporate strategy conference at the beginning of the year. Other than this, the CFO hosts quarterly financial results conferences. For individual investors, conferences are held when appropriate and on the Company’s official website, specific pages containing information about corporate strategy, financial results, and financial data etc. have been set up using descriptions that are easy to understand. Additionally, the Company works for dialog with domestic and overseas analysts and institutional investors, arranging interview opportunities appropriately. For detail, see special publications “III 2. IR Activities.”

Note: Information for Canon Inc. investors.

http://global.canon/en/ir/

c.

As for the opinions or demands that are obtained through dialogue with shareholders, accordingly, the department in charge reports to the CFO and the CFO will report important ones to the CEO or the Board of Directors.

3.	Controlling Insider Information

The Company has set the “Rules on Prevention of Insider Trading,” which makes thorough control of undisclosed material information and provides the procedure of information disclosure.

1.	Capital Structure

Percentage of Shares Held by Foreign Investors	From 20% to less than 30%
Overview of Major Shareholders (Revised)
Name of Shareholders	Number of Shares Held (Shares)		Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)		77,949,000	5.84
Japan Trustee Services Bank, Ltd. (Trust Account)		57,046,450	4.28
The Dai-ichi Life Insurance Company, Limited		33,051,180	2.48
Barclays Securities Japan Limited		26,000,000	1.95
Mizuho Bank, Ltd.		22,558,173	1.69
State Street Bank West Client - Treaty 505234		22,122,387	1.66
Japan Trustee Services Bank, Ltd. (Trust Account 5)		20,528,200	1.54
Moxley and Co. LLC		19,648,132	1.47
Sompo Japan Nipponkoa Insurance Inc.		17,439,987	1.31
OBAYASHI CORPORATION		16,527,607	1.24

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information (Revised)

“Overview of Major Shareholders” is as of December 31, 2017.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, N.A., which is the depositary of Canon’s ADRs (American Depositary Receipts).

In addition to the above shares, the Company owns 254,007,681 shares (19.04% of total issued shares) of treasury stock.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

-----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance

The Company has two listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with Audit & Supervisory Board Members

Directors

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors	Chairman (Excludes individual holding concurrent position as president)
Number of Directors	7
Elected Outside Directors	Elected
Number of Outside Directors	2
Number of Outside Directors designated as Independent Directors	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1,2, and 3)
		a	b	c	d	e	f	g	h	i	j	k
Kunitaro Saida	Attorney								☐
Haruhiko Kato	Other								¡

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “🌑.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an executive of the parent company of the listed company

c	An executive of a sister company of the listed company

d	A person or an executive of an organization that has the listed company as a major business partner

e	A major business partner or an executive of a major business partner of the listing company

f	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

g	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

h	An executive (and only that executive) of a business partner of the listed company (where d, e, and f to not apply)

I	An executive (and only that executive) where there is a mutually appointed outside director relationship

j	An executive (and only that executive) where the listed company makes a contribution

k	Other

Relationship with the Company (2) (Revised)

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes	The Company did pay Kunitaro Saida remuneration for advisory services. The amount, however, was less than 12 million yen annually and the contract has already expired.

Kunitaro Saida was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Haruhiko Kato	Yes

Although there are business transactions between the Company and Japan Securities Depository Center, Incorporated for which Haruhiko Kato holds the position of President and CEO, the transactions reflect usage of the transfer system for stocks and other securities for which we pay fees, and the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

The Company did pay Haruhiko Kato remuneration for advisory services. The amount, however, was less than 12 million yen annually and the contract has already expired.

Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. He was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Voluntary Establishment of Committee(s) corresponding to Nomination Committee or Remuneration Committee	Established

Committee’s Name, Composition, and Attributes of Chairperson

	Committee Corresponding to Nominating Committee	Committee Corresponding to Remuneration Committee
Committee’s Name	Nomination and Remuneration Advisory Committee	Nomination and Remuneration Advisory Committee
All Committee Members	4	4
Full-time Members	0	0
Inside Directors	1	1
Outside Directors	2	2
Outside Experts	0	0
Other	1	1
Chairperson	Inside Director	Inside Director

Supplementary Explanation

The Company established the “Nomination and Remuneration Advisory Committee, a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. For details, please refer to “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors” and “iv) Board Policies and Procedures in the Appointment of Senior Management and the Nomination of Director and Audit & Supervisory Board Member candidates” of “Principle 3.1 Full Disclosure” under “I 1 Disclosure Based on the Principles of the Corporate Governance Code.”

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

The Audit & Supervisory Board Members and the Audit & Supervisory Board, before the start of an audit, receive from the Accounting Auditors an outline of their audit plan and reports about important auditing items on which the Audit & Supervisory Board Members and the Audit & Supervisory Board provide confirmation with respect to validity.

The Audit & Supervisory Board Members and the Audit & Supervisory Board also conduct timely exchanges of opinion with the Accounting Auditors on such subjects as the results of audits and reviews, receiving reports on internal control system, accounting audits, and quarterly reviews from the Accounting Auditors and the Accounting Auditors’ grasp of the Company’s internal control systems, including how they are being implemented, as well as their evaluation of risk.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Audit & Supervisory Board Members and the Audit & Supervisory Board work to grasp the situation of audits, holding meetings with Accounting Auditors in charge of auditing group companies in and outside Japan. The Audit & Supervisory Board Members and the Audit & Supervisory Board also confirm the validity of the quality management systems of audits, receiving detailed explanations about this from Accounting Auditors.

As for external audits, with the aim of monitoring the independence of accounting firms, the Company introduced an Audit & Supervisory Board pre-approval system, targeting details of the auditing contact and amount of remuneration.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Corporate Audit Center outlines of their internal audit plan before conducting each audit as well as reports about important auditing items. After the internal audit is conducted, the Audit & Supervisory Board Members and the Audit & Supervisory Board hear reports on all audit results and evaluations. Furthermore, close cooperation between Audit & Supervisory Board Members and Internal Auditing is worked for through, for example, monthly meetings between full-time Audit & Supervisory Board Members and the head of the Corporate Audit Center where information and opinions are exchanged.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent	3

Relationship with the Company (1) (Revised)

Name	Occupation	Relationship with the Company (Notes 1, 2, and 3)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Tadashi Ohe	Attorney
Hiroshi Yoshida	Certified Public Accountant										☐
Koichi Kashimoto	Former employee of another company										☐

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “🌑.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an accounting advisor of the listed company or its subsidiary

c	An executive or a non-executive director of the parent company of the listed company

d	An audit & supervisory board member of the parent company of the listed company

e	An executive of a sister company of the listed company

f	A person or an executive of an organization that has the listed company as a major business partner

g	A major business partner or an executive of a major business partner of the listed company

h	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

I	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

j	An executive (and only that executive) of a business partner of the listed company (where f, g, and h to not apply)

k	An executive (and only that executive) where there is a mutually appointed outside director relationship

l	An executive (and only that executive) where the listed company makes a contribution

m	Other

Relation with the Company (2) (Revised)

Name	Independent Audit & Supervisory Board Member	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Tadashi Ohe	Yes	----

Tadashi Ohe has been engaged for many years in corporate legal affairs as an attorney and as a professor specializing in legal research.

The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate legal affairs to further enhance the Company’s auditing system.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Hiroshi Yoshida	Yes	Deloitte Touche Tohmatsu LLC, where Hiroshi Yoshida was employed in the past, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales.

Hiroshi Yoshida has been engaged for many years in corporate accounting as a certified public accountant. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate accounting to further enhance the Company’s auditing system.

In addition, he is designated an independent director/audit and supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Koichi Kashimoto	Yes	Koichi Kashimoto used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 3.1% (shareholding ratio is calculated by deducting the number of treasury shares from total shares issued.) Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

Koichi Kashimoto has, over many years, been involved in business management of a major life insurance company, has served as a supervisor of general affairs including legal affairs, and furthermore has extensive international experience. The Company elected him as an Outside Audit & Supervisory Board Member given expectations that he will utilize such knowledge and experience in performing audits encompassing the entire Group, including its overseas operations.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Independent Directors/Audit & Supervisory Board Members

Number of Independent Directors/Audit & Supervisory Board Members	5

Other Independent Director/Audit & Supervisory Board Members Related Items

All Outside Directors/Audit & Supervisory Board Members that qualify as Independent Directors/Audit & Supervisory Board Members have been designated as Independent Directors/Audit & Supervisory Board Members.

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of a remuneration system tied to performance, introduction of a stock option system

Supplementary Information Regarding Applicable Items (Revised)

Introduction of remuneration system tied to performance

As for the bonus, based on standards set by the Company, the total amount tied to performance in a given year is calculated and placed on the agenda of the Company’s Ordinary General Meeting of Shareholders for approval.

Introduction of Stock Option System

Allotting stock acquisition rights to Directors (excluding Outside Directors) and Executive Officers as the stock-type compensation stock options were decided after approval at both of the Company’s Ordinary General Meeting of Shareholders for the 117th Business Term, and the Board of Directors held on March 29, 2018. This is to intend to provide an incentive for Directors to further contribute to the improvement of mid- and long- term performance and raise corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The Grantees of Stock Options (Revised)	Internal Directors and Others

Supplementary Information Related to the Relevant Item (Revised)

“Others” mean executive officers.

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information Related to the Relevant Item

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration

The policy on determining the remuneration of Directors is described in “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors,” which is a part of “Disclosure Based on the Principles of the Corporate Governance Code of “3.1 Full Disclosure” under “I 1. Fundamental Policy.”

The Support System for Outside Directors (Outside Audit & Supervisory Board Members)

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

Additionally, the Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, an Audit & Supervisory Board Member or full-time staff member that did attend will provide a report to enable the Outside Audit & Supervisory Board Members to grasp the situation. Furthermore, the Audit & Supervisory Board, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

The Situation Surrounding People who have Retired from Representative Director and President, etc.

Full Name etc. of Former Representative Director and President, etc. who acts as Consultant, Adviser etc.

Name	--
Title or Position	--
Responsibilities	--
Working Arrangement/Conditions (Full-time, Part-time, remuneration etc.)	--
Date of the Retirement (President etc.)	--
Term of Office	--

No. of Former Representative Director and President etc. who acts as Consultant, Adviser etc. (Revised)	0

Other Items

The Company has no system that retired president & representative director or CEO automatically takes a post as an advisor of the Company. There are cases when the Company requests a retired director or officer (not limited to president & representative director or CEO) whose advice or support is found particularly necessary, to serve as an advisor of the Company, through deliberation of the Nomination and Remuneration Advisory Committee and resolutions of the Board of Directors.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

Board of Directors, Representative Directors, Executive Officers

The Board of Directors consists of seven members, five Representative Directors from inside the Company and two Outside Directors that qualify as Independent Directors. Additionally, there are 36 Executive Officers, including two females and one non-Japanese.

Our aim under this kind of structure is described in “ii) Basic Views and Guidelines on Corporate Governance” within “Principle 3.1 Full Disclosure,” under “Disclosure Based on the Principles of the Corporate Governance Code,” Under “I 1. Fundamental Policy.”

Corporate Strategy Committee, Risk Management Committee, and Disclosure Committee

The Company established the Corporate Strategy Committee, consisting of Representative Directors and some Executive Officers. Among items to be decided by the CEO, the Committee undertakes prior deliberations on important matters pertaining to Canon Group strategies. Outside Directors and Audit & Supervisory Board members attend Corporate Strategy Committee meetings and are able to express their own opinions.

Based on a resolution passed by the Board of Directors, Canon set up the Risk Management Committee, which formulates policy and action proposals regarding improvement of the Canon Group risk management system. The Risk Management Committee consists of three entities: the Financial Risk Management Subcommittee, which is tasked with improving systems to ensure reliability of financial reporting; the Compliance Subcommittee, which is tasked with promoting corporate ethics and improving legal compliance systems; and the Business Risk Management Subcommittee, which is charged with improving systems to manage overall business risks, including risks related to product quality and information leak. The Risk Management Committee verifies the risk management system’s improvement and implementation and reports the status to the CEO and the Board of Directors.

In addition, the Disclosure Committee was established to undertake deliberations pertaining to information disclosure, including content and timing, to ensure important corporate information will be disclosed in a timely and accurate manner.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company is a “Company with an Audit & Supervisory Board.” The Audit & Supervisory Board consists of five individuals, three of which are Independent Outside Audit & Supervisory Board Members.

In accordance with auditing policies and plans decided at Audit & Supervisory Board meetings, the Audit & Supervisory Board Members attend Board of Directors’ meetings, Corporate Strategy Committee meetings, etc., receive reports from directors and employees, review documents related to important decisions, and conduct audits by investigating etc. the situation of businesses and property of the Company and its subsidiaries. In this way, the Audit & Supervisory Board plays a role in monitoring management, conducting strict audits of directors’ execution of duty, including the status of development of the internal control system. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Function, Role, and Appointment of Outside Directors and Outside Audit & Supervisory Board Members

The Company established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan. The standards are posted on the Company’s website at (http://global.canon/en/ir/strategies/governance.html). All of the Company’s Outside Directors and Outside Audit & Supervisory Board Members satisfy the standards for independence, and assume roles that contribute to the maintenance and improvement of Board of Directors’ transparency and accountability.

Internal Audit Divisions

The Corporate Audit Center, the Company’s internal auditing arm, as an independent and specialized organization and in accordance with internal audit rules, conducts audits and evaluations and provides guidance on such matters as compliance with laws and the internal control system. Furthermore, audits of particular themes such as quality, the environment, and information security, are conducted by the Corporate Audit Center in cooperation with each division in charge.

Additionally, based on top management policy, for all work processes, audits must be conducted from a specialized viewpoint and there are plans to increase the number of members from the current 70 to strengthen auditing functions.

Accounting Auditors

The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements.

The names and other details of the certified public accountants that carried out accounting audit work for the Company.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Yoshihiko Nakatani	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Ryo Kayama	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Kiyoto Tanaka	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Minoru Ota	Ernst & Young ShinNihon LLC

Note 1: Since all partners have fewer than 7 years of consecutive audits, the number of years of consecutive audits has been omitted.

Note 2: The above audit firm reinforces self-imposed regulations, employing more stringent rotation rules than those of various regulations stipulated by law etc., regarding audit engagements with respect to listed companies.

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 26; Others (Note): 59)

Note: Includes individuals that have passed the certified public accountant exam and persons in charge of auditing systems.

Contracts for Limitation of Liability with Directors and Audit & Supervisory Board members

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company entered into contracts with outside Directors and Audit & Supervisory Board members which sets forth the limitation on their damage compensation liabilities resulting from negligence of their respective duties, provided that the amount of the limitation on the damage compensation liabilities under the said contracts shall be the amount provided by laws or ordinances.

3.	Reasons for Operating Under the Current Corporate Governance Structure

It is described in “Disclosure Based on the Principles of the Corporate Governance Code” under “I 1. Fundamental Policy,” and “II 2. Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure).”

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the General Meeting of Shareholders and Facilitate the Exercise of Voting Rights (Revised)

Supplementary Information
Early Distribution of Notice of Convocation of the General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders on March 5, 2018, 24 days prior to its latest Ordinary General Meeting of Shareholders, which was held on March 29, 2018.
Exercise of Voting Rights through Electronic Means	Exercise of voting rights through the internet is possible.
Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English	The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available to the Tokyo Stock Exchange and on its website.
Other	The Company made the Notice of Convocation of the Ordinary General Meeting of Shareholders for its latest Ordinary General Meeting of Shareholders available on its website on February 26, 2018, seven days before March 5, 2018, the day it was sent out.

2.	IR Activities (Revised)

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy	In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. For shareholders and investors, the Company continues to promptly and accurately disclose information about business conditions, holding corporate strategy conferences and conferences on results, and enhancing the Company’s IR website, setting put, among others, a special section for individual investors.
Holding of Periodic Conferences for Analysts and Institutional Investors

The Chairman & CEO hosts the Company’s Corporate Strategy Conference every year on a regular basis.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conferences for analysts and institutional investors in Japan.

Exists
Holding of Periodic Conferences for Overseas Investors	The Chairman & CEO or the Executive Vice President & CFO regularly explain the Company’s management and business strategies, holding meetings with overseas investors.	Exists
Posting of IR Materials on Website

As a general rule, the Company posts all disclosure documents and strives to post documents containing the same information on both its Japanese and English language websites.

In addition to posting documents from earnings announcements over the past 10 years, stock price information, and videos and abridged versions of explanations provided at Corporate Strategy Conferences, from 2016, we posted to our website a summarized versions of prepared remarks to explain quarterly results as well as a an abridged version of major question and answers that arose during the Q&A session.

In the fourth quarter of 2017, the Company worked to enhance information disclosure by, among others, preparing earnings announcement material and a supplementary booklet that contained new data often requested by investors, despite efforts to simplify the Japanese earnings report.

Establishment of a Post for IR	The IR Promotion Division, which is a part of the Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.
Other

Canon is also working to improve the quality and the amount of information that it provides through its website. In 2017, Canon worked to enhance its website by, among others, newly establishing pages that present business information content and adding a section that presents ESG information.

Investor Relations website: http://global.canon/en/ir/

3.	Measures Concerning Respecting the Position of Stakeholders (Revised)

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders	In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.
Implementation of Environmental Conservation Activities, CSR Activities, etc.

In the Company, in areas where social demand is high, such as in environmental conservation, compliance, and quality assurance, specialized departments are responding with a sense of even higher responsibility. In addition, in 2012, Canon established its policy regarding CSR activities for the Canon Group. Under this unified policy, the department in charge of CSR is promoting and presiding over CSR activities of the entire Canon Group. In May 2017, the Company made public a basic statement regarding the Canon Group’s corporate social responsibilities. Detailed information about environmental conservation and CSR activities, etc. is disclosed in the Canon Sustainability Report. In addition to this, the latest information is disclosed on the Company’s website as needed.

CSR Activities website: http://global.canon/en/csr/

Canon Sustainability Report: http://global.canon/en/csr/report/index.html

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders	As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.
Other

Policies and Measures for the Success of Women

Following our philosophy of kyosei, Canon is actively promoting the utilization and fair appointment of capable people, regardless of age, gender, the existence or nonexistence of disability, etc., while respecting global diversity.

In 2012, a company-wide project was established to accelerate the promotion of diversity, including a focus on promoting the success of women employees.

Contents of activities include promoting a review of human resource policies, a further change in the mindset and practices of people in the workplace, and career development support.

Major measures are as follows:

•  Conducting awareness surveys through questionnaires, round-table discussions, etc.

•  Holding various training sessions and seminars (Female leadership training sessions, seminars for people that have returned from parental leave also attended by their superiors, career symposiums, etc.)

•  Holding awareness campaigns through round-table discussions, publishing of information on the Company’s internal website, and hosting lectures by visiting experts.

•  Reviewing of personnel systems and workplace practices to support flexible ways of working etc.

Canon Inc. has developed a work environment that makes it easier for women employees to balance work and family life. As a result, almost all employees that have taken maternity leave have returned. Additionally, the average total number of hours worked by Canon Inc. employees is below that stipulated by law and prescribed by the Company itself.

Furthermore, in recent years there has been no difference in the rate of management class promotion between men and women, the number of female managers has been steadily increasing, and the number of management candidates has also been increasing. The Company is also promoting the appointment of women to executive officer positions.

Since 2016, the Company has been working to expand the scope of promoting activities for the advancement of women to Group companies. Meetings attended by the president and person in charge of personnel at each company are held, during which examples of what Canon Inc. has done are shared as a way to disseminate this information. Additionally, in 2017, Canon formulated the action plan to promote activities for the advancement of women. Based on this plan, each company establishes their own action plan and shares their results, which works to promote further activities that promote the advancement of women.

Going forward, we will take steps to promote further diversity, while also continuing activities towards the success of women.

IV.	Items Related to Internal Control Systems

1.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation (Revised)

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) - guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

(1). System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporate Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2). The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3). As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4). The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5). If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(1). During the current business term (the 117th Business Term), 9 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2). In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

(3). The activity is described in (1), Outline of Activities, (2) below.

(4). Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5). The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

(2). System of Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2). The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO,

Outline of Activities

(1). Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Annual Plan on the Development of Risk Management System for 2017 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2). The Corporate Strategy Committee was held 10 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

(3). System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2). The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities

(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2). The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

(4). System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a). to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b). to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d). in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b). In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c). Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.

(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.

(5). System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

(6). System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2). Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3). The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5). Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6). The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7). The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1). The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2). Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3). The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board.

(4). Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5). Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members shared information with audit & supervisory board members of the subsidiary individually.

(6). In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

2.	Basic Policy Towards the Elimination of Antisocial Forces and Overview of Implementation

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1). In the Company’s Employment Regulation, provisions have been made with regard to barring relations with antisocial forces and the Company strives to ensure that these provisions are thoroughly adhered to by relevant employees.

(2). The Company establishes divisions in charge of supervising the countermeasures of the Group against antisocial forces, and such divisions endeavor to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them.

(3). In the Group department that responds to antisocial forces, individuals charged with preventing undue claims are deployed, and efforts are made to prepare and systematically response to potential threats in line with the Company’s manual.

(4). The Company establishes a cooperation structure with external institutions such as the National Center for the Elimination of Violent Groups, police departments with jurisdiction, neighboring companies and police departments, lawyers etc.

(5). Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Not implemented

Supplementary Information Related to the Relevant Item

Not implemented

2.	Other Items Concerning Corporate Governance Structure, etc.

A schematic diagram of the Company’s corporate governance structure and an overview of the Company’s timely disclosure system are as attached:

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.